September 25, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:	Brian Cascio
Jeanne Bennett

Re:	Advanced Analogic Technologies Incorporated
Form 8-K for Item 4.02
Filed September 14, 2009
File No. 000-27419

Ladies and Gentlemen:

Advanced Analogic Technologies Incorporated (the “Company”) provides this response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 15, 2009 (the “Staff Letter”), relating to the above-referenced Form 8-K filed by the Company (the “Form 8-K”). In response to the Staff’s comment, we have reproduced below the comment set forth in the Staff Letter and followed the comment with our response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

In addition, as requested by the Staff Letter, please note that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT 1: We note that you intend to restate your financial statements for the fiscal years 2006, 2007 and 2008, and for the first and second quarters of 2009. However you have not indicated how or when you intend to file these restated financial statements. Also, you have not indicated how you will address the need to restate the quarters of the fiscal years 2006, 2007 and 2008. Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

RESPONSE: By approximately October 9, 2009, the Company currently anticipates filing (i) an amendment to its Form 10-K for the year ended December 31, 2008, (ii) an amendment to its Form 10-Q for the quarter ended March 31, 2009 and (iii) an amendment to its Form 10-Q for the quarter ended June 30, 2009. These amended filings will contain the restated financial statements for the periods associated with such filings. In addition, the amended Form 10-K for the year ended December 31, 2008 will contain a restatement

U.S. Securities and Exchange Commission

September 25, 2009

of the quarters of the fiscal years 2007 and 2008 included in the unaudited quarterly information footnote to the annual financial statements. The restated financial statements for the interim period ended September 30, 2008 will also be presented in the future filing of the Company’s Form 10-Q for the period ending September 30, 2009. Given the immateriality of the impact of the restatement on fiscal year 2006, the Company intends to restate the full year results for fiscal year 2006 presented in the referenced amended Form 10-K, but does not intend to restate the quarters of fiscal year 2006.

Finally, consistent with the preliminary telephonic discussion between the Staff and our counsel at Wilson Sonsini Goodrich & Rosati, P.C., on September 23, 2009, we understand that the Staff currently does not expect the Company to file an amendment to the Form 8-K in response to the Staff Letter.

* * * *

Should you have any further questions or comments, please do not hesitate to contact me at (408) 737-4716.

Sincerely,

Advanced Analogic Technologies Incorporated

/s/ Brian R. McDonald
Brian R. McDonald
Chief Financial Officer, Vice President of Worldwide Finance and Secretary

cc:	Mark L. Reinstra, Esq.
Alexander D. Phillips, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Tim de Kay
Deloitte & Touche LLP